WWW.MILES-CAPITAL.COM

1415 28TH STREET

SUITE 200

WEST DES MOINES, IA 50266

515-244-5426

October 29, 2012

Ed Bartz, Law Clerk

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Iowa Public Agency Investment Trust (IPAIT) (811-07696)

Dear Mr. Bartz:

I would like to thank you for your helpful attitude during our telephone conversation of December 9, 2011. The following is the response to the issues we discussed:

1.

Part A:

a.

We have limited the answer under “management” to the name of the Adviser.

b.

We have noted that there is no minimum investment under “purchases and sales”, and deleted the other information as you requested.

c.

We have added the specific date of the semiannual report which has the information on how the Board of Trustees evaluates the investment adviser on page 4.

2.

Part B, Statement of Additional Information:  You requested confirmation that there are no specific expenses paid from 12b-1 fees.  The fees are paid to the sponsoring associations for general administrative expenses and for their support in marketing the fund to their members through education and answering questions. The executive directors spend a good deal of time on the business of the fund, and the payments made by the fund’s 12b-1 plan covers their expenses and pays for their endorsement.  We have clarified in Part A and Part B that there are no specific expenses paid from 12b-1 fees.

We appreciate your comments and assistance in this matter.

Respectfully submitted,

/s/ Vera Lichtenberger

Chief Compliance Officer